Exhibit 12.1

Statement Regarding Computation of Ratios

Astoria Financial Corporation's computation of consolidated ratio of earnings to fixed charges and earning to combined fixed charges and preferred stock dividends was as follows for the periods indicated.

	For the
	Three Months Ended
	March 31,		For the Year Ended December 31,
(Dollars in Thousands)	2015	2014	2014	2013	2012	2011	2010

Earnings (for ratio calculation):
Income before taxes	$28,885	$29,785	$122,195	$104,342	$80,971	$105,924	$114,837
Fixed charges	35,668	39,069	154,214	181,025	255,928	323,044	424,645
Earnings, including interest on deposits	64,553	68,854	276,409	285,367	336,899	428,968	539,482
Less interest on deposits	(10,729)	(13,229)	(51,355)	(62,617)	(98,021)	(138,049)	(191,015)
Earnings, excluding interest on deposits	$53,824	$55,625	$225,054	$222,750	$238,878	$290,919	$348,467

Fixed Charges:
Interest on borrowings	$23,875	$24,810	$98,707	$113,911	$154,219	$181,773	$230,717
Interest on deposits	10,729	13,229	51,355	62,617	98,021	138,049	191,015
Estimated interest component of rent expense	1,064	1,030	4,152	4,497	3,688	3,222	2,913
Fixed charges, including interest on deposits	35,668	39,069	154,214	181,025	255,928	323,044	424,645
Less interest on deposits	(10,729)	(13,229)	(51,355)	(62,617)	(98,021)	(138,049)	(191,015)
Fixed charges, excluding interest on deposits	$24,939	$25,840	$102,859	$118,408	$157,907	$184,995	$233,630

Combined Fixed Charges and Preferred Stock Dividends:
Fixed charges, including interest on deposits	$35,668	$39,069	$154,214	$181,025	$255,928	$323,044	$424,645
Preferred stock dividend requirement	3,284	3,255	13,377	11,307	-	-	-
Combined fixed charges and preferred stock dividends, including interest on deposits	38,952	42,324	167,591	192,332	255,928	323,044	424,645
Less interest on deposits	(10,729)	(13,229)	(51,355)	(62,617)	(98,021)	(138,049)	(191,015)
Combined fixed charges and preferred stock dividends, excluding interest in deposits	$28,223	$29,095	$116,236	$129,715	$157,907	$184,995	$233,630

Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.81	1.76	1.79	1.58	1.32	1.33	1.27
Excluding interest on deposits	2.16	2.15	2.19	1.88	1.51	1.57	1.49

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including interest on deposits	1.66	1.63	1.65	1.48	1.32	1.33	1.27
Excluding interest on deposits	1.91	1.91	1.94	1.72	1.51	1.57	1.49

For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings consists of income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on short-term and long-term debt and one-third of rent expense, which approximates the interest component of that expense. Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits. Combined fixed charges and preferred stock dividends consist of the foregoing plus pretax earnings required for preferred stock dividends, computed using the effective tax rates for the applicable periods.